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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                               (Amendment No. 2)

                                 (RULE 14d-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          GEORGIA-PACIFIC CORPORATION
                           (Name of Subject Company)


                          GEORGIA-PACIFIC CORPORATION
                       (Name of Person Filing Statement)

                    Common Stock, Par Value $0.80 Per Share
                         (Title of Class of Securities)

                                   373298108
                     (CUSIP Number of Class of Securities)

                                James F. Kelley
                  Executive Vice-President and General Counsel
                          Georgia-Pacific Corporation
                          133 Peachtree Street, N.E.,
                            Atlanta, Georgia, 30303
                                 (404)-652-4000
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                             Creighton O'M. Condon
                            Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

/__/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed with the Securities and Exchange Commission (the "SEC") on November 17, 2005 and amended on November 25, 2005, by Georgia-Pacific Corporation, a Georgia corporation (the "Company"), relating to the tender offer by Koch Forest Products, Inc. ("Purchaser"), a Georgia corporation and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation ("Parent" or "Koch Industries"), disclosed in a Tender Offer Statement on Schedule TO dated November 17, 2005, as amended, and filed with the SEC, to purchase all of the issued and outstanding shares of common stock, par value $0.80 per share, of the Company (the "Shares") at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated November 17, 2005, as amended, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 8. Additional Information

     Item 8 of the Statement is hereby amended and supplemented as follows:

     The Statement is hereby further amended by adding the following new paragraph at the end of the section captioned "Certain Litigation" in Item 8:

     "On November 28, 2005, counsel to the Indiana State District Council of Laborers and HOD Carriers Pension Fund (the "Indiana Pension Fund") demanded, pursuant to Georgia Business Corporation Code ss. 14-2-742 relating to shareholder derivative proceedings, that the Company's Board of Directors investigate and bring legal action for remedial and all other appropriate relief against the directors and officers of the Company who, according to the Indiana Pension Fund, violated their fiduciary obligations owed to the Company, and in the interim demanded that the Company's Board of Directors, by no later than December 1, 2005, agree in writing to suspend the proposed Offer and Merger until after an independent investigation into the fairness of the proposed transactions contemplated by the Merger Agreement as to the Company and its shareholders has been completed. The demand alleges, among other things, that the Company's directors and officers breached their fiduciary duties and engaged in self-dealing in connection with the proposed transactions contemplated by the Merger Agreement. The Board is reserving its right to investigate the demand consistent with applicable law. All other rights and defenses under Georgia law are also reserved."


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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                        GEORGIA-PACIFIC CORPORATION




                                        By: /s/ WILLIAM C. SMITH III
                                           ---------------------------
                                           Name: William C. Smith III
                                           Title: Secretary

Dated: December 1, 2005